Exhibit 99.1

MAJOR OPERATIONAL MILESTONES FOR SPECTRUM CANNABIS IN EUROPE: PLANTS AND PRODUCT ON THE MOVE

June 25, 2018

Frankfurt, DE/Odense, DK/Prague, CZ/Madrid, ES — Canopy Growth Corporation (TSX:WEED) (NYSE:CGC) ("Canopy Growth" or the "Company") is pleased to provide an update on the operations of its European subsidiaries as the company continues its pursuit of sustainable market expansion, ranging from production and processing to distribution in federally legal European markets.

Successful clone transfer brings Spectrum Cannabis Denmark significantly closer to producing European-grown cannabis

With the successful transfer of live cannabis clones from Madrid-based partner, Alcaliber SA (“Alcaliber”) to Spectrum Cannabis Denmark ApS (“Spectrum Cannabis Denmark”), the Company continues its expansion in Europe. Soon, export from Canada to Europe will be replaced with European GMP production. With legal frameworks in place in the major economies of Germany and Italy, the Company is applying its proven strategy of investing early in best-in-class GMP production platforms to offer patients and regulators a reliable source of medical cannabis close to home.

Having sustainable regional production capacity sufficient to meet demand is core to the European strategy for Spectrum Cannabis and growing operations have now begun at the Company’s greenhouse facility in Odense, Denmark.

First European Transfer Completed from Germany to the Czech Republic

Representing a significant step forward for European distribution capabilities, the Company has completed a transfer of high quality medical cannabis from Spektrum Cannabis Germany to Annabis Medical s.r.o., both wholly-owned subsidiaries of the Company.

In addition, as part of growing a consistent operation across Europe, the recently acquired Annabis Medical will be operating as Spectrum Cannabis Czech s.r.o. (“Spectrum Cannabis Czech”).

Finalizing the product transfer only two months after acquiring Annabis speaks to the Company’s desire to quickly serve new markets such as the Czech Republic, and cement its position in the minds of physicians and pharmacists as the preeminent cannabis producer operating within the European continent.

Comment on operations and strategic growth across Europe

“We have been and continue to be focused on being the medical cannabis leader in Europe, by bringing the expertise and credibility we have established in Canada to European markets,” said Mark Zekulin, President, Canopy Growth. “These achievements involving four countries that are not Canada reflect our commitment to establishing a strong foundation in Europe, focused not only on high quality production but also medical education and a grounded dialogue about cannabis.’’

In addition to its European operations, Spectrum Cannabis’ established presence in Australia, South Africa, South America, and of course Canada, represent the world’s largest and most diversified cannabis business.

Spectrum Cannabis - Medical Cannabis. Simplified. (Even if the operations are complex.)

Contact:

Caitlin O’Hara

Media Relations

Caitlin.Ohara@canopygrowth.com

613-291-3239

Investor Relations

Tyler Burns

Tyler.Burns@canopygrowth.com

855-558-9333 ex 122

Director:

Bruce Linton

tmx@tweed.com

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time.

Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House Seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten licensed cannabis production sites with over 2.4 million square feet of production capacity, including over 500,000 square feet of GMP-certified production space. The Company has operations in nine countries across five continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis. Through its partly owned subsidiary, Canopy Health Innovations, Canopy Growth has invested millions of dollars toward cutting edge, commercializable research and IP development. Through its partly owned subsidiary Canopy Rivers Corporation, the Company provides resources and investment to new market entrants in order to build a portfolio of stable investments in the sector. From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. For more information visit www.canopygrowth.com

About Spectrum Cannabis

Spectrum Cannabis, a wholly-owned subsidiary of Canopy Growth, is dedicated to simplifying medical cannabis for patients and healthcare practitioners. Spectrum Cannabis is an international medical business which interfaces with healthcare professionals and patients around the world. Founded in Canada, Spectrum Cannabis operates in Australia, South America, Africa and across Europe. Spectrum Cannabis products are available in a wide range of potencies and formats designed to simplify the dialogue around strength and dosage by applying a colour-coded Spectrum to categorize medical cannabis according to THC and CBD levels. Its product lineup includes whole flower cannabis, oils and new innovations such as Softgels. Through product simplification, easy dosing formats, its Compassionate Pricing Program, in addition to ongoing education of healthcare professionals, Spectrum is committed to improving the lives of medical cannabis patients around the globe.

Notice Regarding Forward Looking Statements
This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include “export from Canada will be replaced with European production”, “having sustainable regional production capacity to meet demand is core to the European strategy for Spectrum Cannabis”, and “product is fully approved and available following completion of all required control testing within the Czech Republic”. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including the successful cultivation of cannabis in Denmark, European medical cannabis regulations and such risks contained in the Company’s annual information form dated June 28, 2017 and filed with Canadian securities regulators available on the Company’s issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.